

May 28, 2010

via U.S. mail and facsimile

Mr. Chen Gao
President and CEO
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

>   **Re: Item 4.02 Form 8-K**
>   **Filed: May 26, 2010**
>   **File No. 033-19048-NY**

Dear Mr. Gao:

We have reviewed your Item 4.02 Form 8-K and have the following comments.

1. Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing under Item 4.02. Refer to Item 4.02(b)(4) of Form 8-K for guidance.

2. You state that you will file an amended Form 8-K to include your independent accountant's letter as an exhibit to the 8-K/A filed on May 26, 2010 pursuant to Item 4.02(c) of Form 8-K. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your accountants have not yet provided this letter please revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter.

3. Please tell us the nature of the changes, if any, that you made to the 2008 financial statements presented in your 2009 Form 10-K as compared to the 2008 financial statements presented in your 2008 Form 10-K, which were audited by Kabani. Please also tell us the reasons for each change. If you restated your 2008 financial statements, please also amend your 2009 Form 10-K to provide the disclosures required by ASC 250-10-50-7.

*   *   *   *

Mr. Chen Gao
American Metal & Technology, Inc.
May 28, 2010
Page 2

Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief